Filed By Sunoco Logistics Partners L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sunoco Logistics Partners L.P.
Commission File No.: 001-31219
Date: April 5, 2017

EMPLOYEE MEMORANDUM
The following is an internal communication to employees of Energy Transfer Partners, L.P. ("ETP") and Sunoco Logistics Partners L.P. ("SXL") made on April 5, 2017.
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<COMPANY LOGO>

DATE:        April 5, 2017
TO:        All Energy Transfer Partnership Employees
FROM:        From the Office of Kelcy Warren
SUBJECT:    Important Information on the ETP/SXL Merger

Fellow Partnership Employees:
This is an exciting time for the Partnership, and for all of us as employees.  Great things are happening and I thank each of you for your contributions to our success.
As you may know, ETP has scheduled a special meeting of its unitholders on April 26, 2017, to consider, among other things, the approval of the proposed merger with SXL.  The merger is a strategic move for the Partnership that offers significant benefits to our Partnership and our unitholders.  I am writing to you today to encourage those of you who are ETP unitholders to vote in favor of the merger.  Your vote, regardless of how many ETP units you own, is very important.
The approval of the proposal to adopt the merger agreement requires that we receive affirmative votes on at least a majority of the outstanding ETP common units.  It is also important to know that under the rules governing the solicitation of proxies a failure to vote your units will have the same effect as a vote "Against" completion of the merger.
The ETP/SXL merger creates the second largest Master Limited Partnership and represents another step in our efforts to simplify the Energy Transfer family structure.  The combination strengthens and better positions the Partnership to capitalize on strategic opportunities, results in increased scale and diversification across multiple producing basins and provides certain commercial synergies and cost savings.  The merger is also expected to enhance the balance sheet of the combined organization by utilizing cash distribution savings to reduce debt and to fund a portion of the growth capital expenditure programs of the two partnerships.
If you were an ETP unitholder as of February 27, 2017, you are entitled to vote.  Explicit instructions for voting can be found on the proxy card unitholders will receive in the mail.  You can vote today or any time up to April 26, via telephone, the internet, returning the proxy card by mail, or by voting in person at the unitholder meeting.  If you have specific questions on voting, you can contact the brokerage firm that holds your units, or ETP's proxy solicitor service, MacKenzie Partners, at the address and phone number below.

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Toll free: (800) 322-2855 Collect: (212) 929-5500
Thank you for all you continue to do to ensure that Energy Transfer remains one of the strongest and most diversified energy companies in the United States.
Sincerely,
Kelcy Warren

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Cautionary Statement Regarding Forward-Looking Statements
This communication includes "forward-looking" statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as "anticipate," "believe," "intend," "project," "plan," "expect," "continue," "estimate," "goal," "forecast," "may" or similar expressions help identify forward-looking statements. SXL and ETP cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP's operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the SEC, which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
SXL has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of ETP that also constitutes a prospectus of SXL (the "Proxy Statement/Prospectus"). The registration statement on Form S-4 was declared effective by the SEC on March 24, 2017, and the definitive Proxy Statement/Prospectus will be delivered to ETP common unitholders of record as of February 27, 2017. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC's website, at www.sec.gov. In addition, the definitive Proxy Statement/Prospectus and other documents filed with the SEC are available free of charge on ETP's website at www.energytransfer.com within the "Investor Relations" section, and investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P.	Energy Transfer Partners, L.P.

3807 West Chester Pike	811 Westchester Drive, Suite 600

Newtown Square, PA 19073	Dallas, TX 75225

Attention: Investor Relations	Attention: Investor Relations

Phone: 866-248-4344 (Toll Free)	Phone: 214-981-0795
Participants in the Solicitation
SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.